

Kim Blankenburg · 3rd

Broker Associate at HomeSmart Realty, Co-Founder at Smartass & Sass

Denver, Colorado, United States · Contact info

328 connections

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Smartass & Sass

University of Nebraska Medical Center

Activity

330 followers

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Experience

Co-Founder
Smartass & Sass
Sep 2016 - Present · 5 yrs 10 mos
Greater Denver Area

Custom shirts and curated boxes of hilarious, handpicked products by artists and small businesses to use while laughing your way through life.



Curated boxes of hilarious shit.
Smartass & Sass is a gift and subscription service for snarky individuals and cynical assholes. We

Broker Associate
HomeSmart Realty
Mar 2020 - Present · 2 yrs 4 mos
Denver, Colorado, United States

Registered Dietitian
Erickson Living
May 2016 - Dec 2020 · 4 yrs 8 mos
Greater Denver Area

Registered Dietitian
St. Andrew's Village
Mar 2015 - May 2016 · 1 yr 3 mos

-Complete nutrition screenings and assessments, nutrition education, MDS', and care plans
-Provide wellness presentations and in-services to patients, residents, and staff members ...see more

Registered Dietitian, Nutrition Care Manager
Morrison Healthcare Food Services
Jan 2011 - Mar 2015 · 4 yrs 3 mos
Denver, CO

-Completed nutrition screenings and assessments, nutrition education, MDS', and care plans
-Provided wellness presentations and nutrition in-services to patients, residents, and staff r ...see more

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Education

University of Nebraska Medical Center
Dietetic Intern, Medical Nutrition Therapy
2009 - 2010

-- Completed over 1300 hours of combined supervised practice in medical nutrition therapy, community nutrition, and foodservice management ...see more

University of Nebraska-Lincoln
Bachelor of Science (B.S.), Dietetics; Psychology
2005 - 2009

Licenses & certifications

Registered Dietitian
Credential ID 1042605

Skills

Nutrition Education
13 endorsements

Nutrition
12 endorsements

Nutritional Counseling

7 endorsements

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Interests

Companies | Groups | Schools

HomeSmart Realty Group
1,318 followers

University of Nebraska Medical Center
33,644 followers

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